UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 18, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

JOINT MARKET RELEASE
SA Competition Commission makes recommendation to the Tribunal that the Lonmin acquisition be approved subject to agreed conditions
Johannesburg, 18 September 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) and Lonmin
Plc ("Lonmin") are pleased to note that the South African Competition Commission (“the Commission”)
has recommended that the South African Competition Tribunal (“Tribunal”) approves the proposed acquisition of Lonmin Plc, subject to certain conditions, which are agreeable to both Sibanye-Stillwater and the Commission. The Tribunal is the regulatory body which provides final approval for large mergers in South Africa.
Shareholders are referred to the announcement on 14 December 2017, relating to the offer for the entire issued and to be issued share capital of Lonmin (the "Offer") for further details on the Offer.
Despite the Commission noting a vertical and horizontal overlap of Sibanye-Stillwater and Lonmin’s activities in the PGM industry, the Commission found that the proposed merger is unlikely to substantially prevent or lessen competition in any of the markets affected by the proposed merger.
Certain conditions pertaining to public interest concerns related to the merger, agreed to between the Commission and Sibanye-Stillwater, are consistent with Sibanye-Stillwater’s approach to stakeholder engagement and its vision of “delivering superior value to all stakeholders”.

These conditions include, inter alia:
•
to mitigate the potential impact of retrenchments, Sibanye-Stillwater will investigate and implement certain mining projects, subject to the economic viability of the projects being supported by prevailing future metal prices and enhanced operating costs achieved through the realisation of expected synergies.
•
In further mitigation of the potential impact of job losses in the region, Sibanye-Stillwater has also committed to investigate the feasibility of an Agri-Industrial Community Development Programme
in the Rustenburg area similar to the Bokamoso Barona Initiative, a public-private partnership on the
West Rand, which was announced on Friday 7 September 2018.
•
In addition, Sibanye-Stillwater will honour Lonmin’s current and future Social and Labour plans as agreed with the Department of Mineral Resources, as well as the agreements currently in place with the Bapo ba Mogale Community.
•
Finally, the Company continues to support transformation in the mining industry, including the development of Historically Disadvantaged Persons (“HDP”). In this regard Sibanye-Stillwater will both honour existing contracted HDP suppliers to Lonmin and endeavour to continue to utilise HDP suppliers, on reasonable commercial terms, in line with the Company’s existing procurement policies.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South
Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company”
and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 •
Ground Floor
Cnr 14th Avenue & Hendrik Potgieter
Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278
9863
Lonmin Plc (Incorporated in
England and Wales)
(Registered in the Republic of
South Africa under registration
number 1969/000015/10)
JSE code: LON
Issuer Code: LOLMI & ISIN :
GB00BYSRJ698 ("Lonmin")
LEI: 213800FGJZ2WAC6Y2L94

Neal Froneman CEO of Sibanye-Stillwater commented: “The positive recommendation by the
Commission to the Tribunal is pleasing and on terms which we believe are fair, reasonable and in the best interest of all stakeholders. We are confident that this transaction will not only bring greater stability to these assets and ensure a more sustainable and positive future, but also demonstrate Sibanye-
Stillwater’s commitment to the South African mining sector.”

Ben Magara, CEO of Lonmin added: "We are pleased that the parties have reached the agreed conditions and that our transformation journey will continue."
The Offer remains subject to the satisfaction or (where applicable) waiver of the outstanding
Conditions set out in Appendix I to the announcement of the Offer by Lonmin and Sibanye-Stillwater on 14 December 2017. Such Conditions include, amongst others, the approval of the Offer by the
Tribunal and the approvals of Lonmin and Sibanye-Stillwater shareholders and the courts of England and Wales.
Both Sibanye-Stillwater and Lonmin remain fully committed to the Offer. Further announcements will be made in due course.

Ends.
Sibanye-Stillwater Investor relations contact:
James Wellsted
Head of Investor Relations
Email: ir@sibanyestillwater.com
+27 (0) 83 453 4014

Lonmin Investor relations contact:
Tanya Chikanza
Email: ir@lonmin.com
Tel: +27(0)83 391 2859
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.
Additional Information

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the securities law of any such jurisdiction.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 18, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer